EXHIBIT 99.1

FreeSeas Inc. Revises Time of Second Quarter Earnings Conference Call

   Earnings Release: Prior to Market Open Tomorrow, Thursday July
                              31, 2008

     Conference call: Tomorrow, Thursday, July 31, 2008 at 8:00AM
                              Eastern

PIRAEUS, Greece, July 30, 2008 (PRIME NEWSWIRE) -- As previously announced, FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, will report earnings for the quarter ended June 30, 2008 prior to the open of the market tomorrow, Thursday, July 31, 2008.

The corresponding conference call will now be held at 8:00 am Eastern Time. Management will review earnings results as well discuss their outlook for the business.

Dial-in and webcasting information will remain the same.

To participate in the call from the United States or Canada, please dial +1.800.860.2442 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.412.858.4600 approximately five minutes prior to the starting time. The Conference ID is 421743.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.877.344.7529 from inside the United States or Canada and +1.412.317.0088 from outside the United States or Canada and entering the Conference ID 421743.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://services.choruscall.com/links/freeseas080731.html . The online archive of the broadcast will be available within one hour of the live call at the same web address and will remain available for one month.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue -- Suite 3901
          New York, NY 10118, USA